Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

November 6, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
Registration Statement on Form N-2
File Numbers: 333-198846 and 811-02363

Dear Mr. Parachkevov:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received on October 17, 2014, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement on Form N-2 filed on September 19, 2014 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to obtain new shares of the Fund (“Shares”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

General

1.
The Staff notes that this is a new registration statement under the Securities Act of 1933 and the Registrant has already included a Section 8(a) delaying amendment language on the front cover page.  In future instances where Registrant files a registration statement for the same type of Offering, please make sure that box referencing Section 8(c) of the Securities Act is left unchecked.

RESPONSE:  In the future, the Fund will leave the box referencing Section 8(c) of the Securities Act of 1933 unchecked when filing a registration statement for a rights offering.

2.
We note that portions of the Registration Statement are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

RESPONSE:  The Fund will respond to any additional comments when received from the Staff.

Calculation of Registration Fee Under the Securities Act of 1933

3.	We note that it is not clear whether the Registration Fee Table takes into account any over-allotment shares. Please clarify in a footnote.

RESPONSE:  The Fund has added the following footnote to the Registration Fee Table:

(1) Over-Allotment Shares are also being registered.

Prospectus

Summary

General

1.
Please state prominently in the Summary that the Fund’s investments have failed to provide adequate income to meet the requirements of the Fund’s distribution policy and that the Fund has made return of capital distributions to maintain the distribution policy.

RESPONSE:  The Fund has added the following disclosure:

Increasing the Fund’s assets will provide the Fund additional flexibility in maintaining the Fund’s Distribution Policy (see discussion below). This policy permits Stockholders to receive a predictable level of cash flow and some liquidity periodically with respect to their Shares without having to sell Shares. Previously, the Fund’s investments have not provided adequate income to meet the requirements of the Fund’s Distribution Policy, therefore, the Fund has made return of capital distributions to maintain the Fund’s Distribution Policy.  Specifically stockholders should be aware that substantially all of the distributions that the Fund made to its Stockholders for years 2009-2011 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio, and a majority of the distributions that the Fund made to its Stockholders for years 2012-2013 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio.

2.
In the bullet point discussing the anti-dilutive nature of the Offering (with respect to value but not voting power), please revise the disclosure to use plain English language to explain the difference to shareholders.

RESPONSE:  The Fund has revised the disclosure discussing the anti-dilutive nature of the Offering as stated below:

The Offering is expected to be anti-dilutive with respect to the per share value, to all Stockholders, including those electing not to participate.  This expectation is based on the fact that all the costs of the Offering will be borne by the Stockholders whether or not they exercise their Rights, the Offering price is set at a premium to NAV and the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount.  The Offering is expected to be dilutive with respect to Stockholders voting percentages because Stockholders electing not to participate in the Offering will own a smaller percentage of the total number of shares outstanding after the completion of the Offering.

3.
The Prospectus states that the Fund “may invest without limitation in other closed-end investment companies and ETFs.”  Please confirm that the Fund will not invest in private investment companies in excess of 15% of the Fund’s assets and that any such investment will count towards the calculation of the 20% limitation on investments in illiquid securities.

RESPONSE:  The Fund has added the following disclosure

The Fund may invest without limitation in other closed-end investment companies and ETFs, provided that the Fund limits its investment in securities issued by other investment companies so that not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund. As a stockholder in any investment company, the Fund will bear its ratable share of the investment company’s expenses and would remain subject to payment of the Fund’s advisory and administrative fees with respect to the assets so invested.  The Fund will not invest in private investment companies in excess of 15% of the Fund’s assets and any such investment will count towards the calculation of the 20% limitation on investments in illiquid securities.

4.
The Prospectus states that the “Fund’s annual portfolio turnover rate is expected to continue to be relatively low, ranging between 10% and 90%.”  Briefly explain any significant change in the Fund’s portfolio turnover rates over the last two fiscal years.

RESPONSE:  The Fund has not had any significant changes in its portfolio turnover rate over the last two fiscal years.

Summary of Fund Expenses

5.
Footnote 4 to the Summary of Fund Expenses table discloses that the example “assumes that the Fund uses no leverage, as currently intended.”  Please confirm that the Fund does not intend to utilize any leverage within a year from the effective date of the Registration Statement.

RESPONSE:  The Fund has added the following disclosure:

The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table remain the same each year and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. The example further assumes that the Fund uses no leverage, as currently intended and the Fund does not intent to utilize any leverage within one year from the effective date of this Registration Statement. Moreover, the Fund’s actual rate of return will vary and may be greater or less than the hypothetical 5% annual return.

Use of Proceeds

6.
The Prospectus states that the net proceeds of the Offering will be invested in accordance with the Fund’s investment objective and policies as soon as practicable after the completion of the Offering.  One of the primary reasons stated in the Prospectus for the Offering is that the Offering will allow the Fund to maintain its distribution policy.  Please revise the disclosure in this section to give prominence to this intended use of the offering proceeds.

RESPONSE:  The Fund has added the follow disclosure:

If fully-subscribed, the net proceeds of the Offering will be approximately $[__] or approximately $[__] per Share.  The net proceeds of the Offering will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after completion of the Offering and, to the extent necessary, net proceeds of the Offering will allow the Fund to maintain its distribution policy. The Fund currently anticipates being able to invest a substantial portion of the net proceeds within one month after the completion of the Offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market securities or money market mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the Offering in accordance with its investment objective and policies, the Fund’s net asset value would earn interest income at a modest rate.  To the extent adequate income is not available, portfolio securities, including those purchased with proceeds of the Offering, may be sold to meet the amounts distributed under the Fund’s managed distribution policy.

Management of the Fund

7.	Please disclose the length of service of the Portfolio Manager and state his business experience during the past 5 years.

RESPONSE:  The Fund has added the following disclosure:

Ralph W. Bradshaw has been the Fund’s portfolio manager (the “Portfolio Manager”) for over ten years. Mr. Bradshaw an owner of Cornerstone Advisors, Inc., is President and Chairman of the Board of Directors of the Fund. In addition, Mr. Bradshaw may consult with Gary Bentz, another officer of the Adviser, regarding investment decisions. In carrying out responsibilities for the management of the Fund’s portfolio of securities, the Portfolio Manager has primary responsibility. The Adviser may create a portfolio management team by assigning additional portfolio managers. In cases where the team might not be in agreement with regard to an investment decision, Mr. Bradshaw has ultimate authority to decide the matter.

8.
It is disclosed that the sole portfolio manager of the Fund, Mr. Bradshaw, “may consult with Gary Bentz, another officer of the Adviser, regarding investment decisions.”  In your response letter, please confirm that Mr. Bentz has no independent discretion to make portfolio decisions.

RESPONSE:  The Fund confirms that although Mr. Bradshaw may consult with Mr. Bentz from time to time, Mr. Bentz has no independent discretion to make portfolio decisions.  However, in the event that Mr. Bradshaw is unable or unavailable to fulfill his responsibilities as the portfolio manager, Mr. Bentz would be eligible to provide investment decisions on a discretionary basis.

9.	Please confirm that no disclosure is required in response to Item 9.3 regarding control persons of the Fund.

RESPONSE:  No disclosure is required in response to Item 9.3 regarding control persons of the Fund.

Determination of Net Asset Value

10.
Please add clarifying language as to how the Fund values its investments in other investment companies (private funds, other closed-end funds, traded or non-traded, and ETFs), and that the prospectuses for such companies explain the circumstances under which those companies will use fair value pricing.

RESPONSE:  The Fund has added the following disclosure:

The net asset value of shares of the Fund is determined weekly and on the last business day of each month, as of the close of regular trading on the NYSE MKT (normally, 4:00 p.m., Eastern time). In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by the Board of Directors. The Fund’s investments in closed-end funds and listed ETFs whose shares are listed on a national securities exchange are valued using the market price at the close of the NYSE MKT or such other exchange on which they are listed.  Private funds and non-traded ETFs are fair valued based on the Fund’s fair valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Non-dollar-denominated securities are valued as of the close of the NYSE MKT at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities.

Statement of Additional Information

Management

1.	In the Director’s table, please confirm that the last column that lists other directorship held by the Fund’s Directors during the past 5 years.

RESPONSE:  The Fund confirms that the last column that lists other directorships held by the Fund’s Directors is inclusive of the past 5 years.

Allocation of Brokerage

2.
Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

RESPONSE:  The Fund has made the following disclosure:

The information and services received by the Adviser from brokers and dealers may be of benefit in the management of accounts of other clients and may not in all cases benefit the Fund directly. While such services are useful and important in supplementing its own research and facilities, the Adviser believes the value of such services is not determinable and does not significantly reduce its expenses.  Any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

*    *    *    *    *    *
The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Fund intends to file a pre-effective amendment to the Registration Statement to include the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell